Neo-Concept International Group Holdings Limited

VIA EDGAR

March 29, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Alex King and Erin Purnell

Re:	Neo-Concept International Group Holdings Limited
Registration Statement on Form F-1
Filed November 1, 2023, as amended
File No. 333-275242

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Neo-Concept International Group Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 pm, ET on April 1, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Eva Yuk
Eva Yuk Yin Siu
Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Hunter Taubman Fischer & Li LLC